April 22, 2010

Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Ta Tanisha Meadows

> Re: UV Flu Technologies, Inc.
>   Item 4.01 Form 8-K
>   Filed on December 23, 2009
>   File No. 0-53306

Dear Ladies and Gentleman:

We express our appreciation for your review of the Form 8-K of UV Flu Technologies, Inc. (the "Company"). In connection with the comments on the Form 8-K provided by the staff of the Securities and Exchange Commission by letter dated December 29, 2009, the Company hereby acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

UV FLU TECHNOLOGIES, INC.,
a Nevada Corporation



By:_____
Name: John J. Lennon
Its: President and Director

cc: Mark C. Lee, Esq.